August 31, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attn:	Jim B. Rosenberg

    Tabatha Akins

    Mary Mast

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Halozyme Therapeutics, Inc.

  Form 10-K for the Year Ended December 31, 2011

  Filed March 12, 2012

  Form 10-Q for the Quarterly Period Ended March 31, 2012

  Filed May 7, 2012

  File No. 001-32335

Dear Mr. Rosenberg:

    We are writing in response to the August 6, 2012 letter to Halozyme Therapeutics, Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the year ended December 31, 2011 (the “10-K”) and the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2012 (the “10-Q”). Each of the Staff’s comments is set forth below as well as the Company’s response to the Staff’s comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	Please provide us proposed disclosure to be included in future periodic reports regarding your collaboration agreements with Roche, Baxter, ViroPharma, and Intrexon to provide the range of potential royalty payments to be made under the agreements within ten percentage points (e.g., “high single-digits,” “teens”) and the duration of each agreement. To the extent the duration of your agreements is based on the duration of the underlying royalty obligation, please provide a full description of the term of the royalty obligation.

Response:

In response to the Staff’s comment, we propose to revise our disclosures in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations to provide the range of potential royalty payments and the term of the royalty obligation under our collaborative agreements in our future filings, beginning with our Form 10-Q for the quarter ending September 30, 2012, as shown below (new text underlined and deleted text struck). We will make the same proposed revisions in the corresponding notes to our consolidated financial statements. The proposed disclosures are prepared as of March 31, 2012, the end of our first fiscal quarter, but will be revised in the Form 10-Q for the quarter ending September 30, 2012 to reflect financial information as of September 30, 2012.

“Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Critical Accounting Policies and Estimates

Revenue Recognition

Revenues under Collaborative Agreements

Roche Partnership

In December 2006, we and Roche entered into the Roche Partnership under which Roche obtained a worldwide, exclusive license to develop and commercialize product combinations of rHuPH20 and up to thirteen Roche target compounds. As of March 31, 2012, we have received $57 million from Roche, including the $20 million upfront license fee payment for the application of rHuPH20 to the initial three Roche exclusive targets, $20 million in connection with Roche’s election of two additional exclusive targets and annual license maintenance fees for the right to designate the remaining targets as exclusive targets, $13 million in clinical development milestone payments and a $4 million regulatory milestone payment. If Roche successfully develops all five exclusive targets and achieves pre-agreed sales targets, we could receive additional milestone payments of up to $178 million, including up to $17 million for the achievement of clinical development milestones, up to $16 million for the achievement of regulatory milestones and up to $145 million for the achievement of sales-based milestones. Under the terms of the Roche Partnership, Roche will also pay us ~~royalties on product sales for each exclusive target.~~ a royalty on each product commercialized under the agreement consisting of a mid-single digit percent of the net sales of such product. Unless terminated earlier in accordance with its terms, the Roche Partnership continues in effect until the expiration of Roche’s obligation to pay royalties. Roche has the obligation to pay royalties with respect to each product in each country, during the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country.

Roche currently retains the option to develop and commercialize rHuPH20 with three additional targets under the Roche Partnership, provided that it continues to pay annual maintenance fees to us. For products developed for each of the additional targets, Roche may pay us upfront and milestone payments of up to $47 million per target, as well as royalties on product sales, for each of the additional targets consisting of a mid-single digit percent of the net sales of such products.

Due to our continuing involvement obligations (for example, support activities associated with rHuPH20), revenues from the upfront payment, exclusive designation fees and annual license maintenance fees were deferred and are being recognized over the term of the Roche Partnership. We have determined that the clinical and regulatory milestones are substantive; therefore, we expect to recognize such clinical and regulatory milestone payments as revenue upon achievement. In addition, we have determined that the sales-based milestone payments are similar to royalty payments and are not considered milestone payments under the Milestone Method of revenue recognition; therefore, we will recognize such sales-based milestone payments as revenue upon achievement of the milestone. In March 2012, Roche submitted a Line Extension Application to the European Medicines Agency for Herceptin SC. Upon achievement of this milestone, we recognized a regulatory milestone payment of $4 million as revenue under collaborative agreements in accordance with the Milestone Method in the three months ended March 31, 2012. For the three months ended March 31, 2011, we recognized $5 million as revenue under collaborative agreements in accordance with the Milestone Method related to the achievement of certain clinical milestone pursuant to the terms of the Roche Partnership.

Gammagard Partnership

In September 2007, we and Baxter entered into the Gammagard Partnership under which Baxter obtained a worldwide, exclusive license to develop and commercialize product combinations of rHuPH20 with HyQ. As of March 31, 2012, we have received $13 million under the Gammagard Partnership, including the $10 million upfront license fee payment and a $3 million regulatory milestone payment. If Baxter successfully receives marketing approval for the licensed product candidate and achieves pre-agreed sales targets, we could receive additional milestone payments of up to $34 million for the achievement of sales-based milestones. In addition, Baxter will pay ~~royalties on the sales, if any, of the products that result from the collaboration~~us a royalty on each product commercialized under the agreement consisting of a mid-single digit percent of the net sales of such product. The Gammagard Partnership is applicable to both kit and formulation combinations. Baxter assumes all development, manufacturing, clinical, regulatory, sales and marketing costs under the Gammagard Partnership, while we are responsible for the supply of rHuPH20 enzyme. We perform research and development activities at the request of Baxter, which are reimbursed by Baxter under the terms of the Gammagard Partnership. In addition, Baxter has certain product development and commercialization obligations in major markets identified in the Gammagard Partnership. Unless terminated earlier in accordance with its terms, the Gammagard Partnership continues in effect until the expiration of Baxter’s obligation to pay royalties. Baxter has the obligation to pay royalties, with respect to each product in each country, during the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country.

Due to our continuing involvement obligations (for example, support activities associated with rHuPH20), revenues from the upfront payment were deferred and are being recognized over the term of the Gammagard Partnership. We have determined that sales-based milestone payments are similar to royalty payments and are not considered milestone payments under the Milestone Method of revenue recognition; therefore, such payments will be recognized as revenue upon achievement of the milestone. There were no milestone payments recognized as revenue under the terms of the Gammagard Partnership for the three months March 31, 2012 and 2011.

ViroPharma and Intrexon Partnerships

Effective May 2011, we and ViroPharma entered into the ViroPharma Partnership. As of March 31, 2012, we have received $12 million from ViroPharma, including the $9 million nonrefundable upfront license fee payment and a $3 million clinical development milestone payment. If ViroPharma successfully develops the licensed product candidate, we could receive additional milestone payments of up to $41 million for the achievement of development and regulatory milestones. In addition, so long as the agreement is in effect, we are entitled to receive an annual exclusivity fee of $1 million commencing May 2012 and on each anniversary of the effective date of the agreement thereafter until a certain development event occurs. We are entitled to receive payments for research and development services and supply of rHuPH20 API if requested by ViroPharma. In addition, we are entitled to receive additional cash payments potentially totaling $10 million upon achievement of certain development and regulatory milestones for each product targeting the treatment of any of the three additional orphan indications. We are also entitled to receive ~~royalties on product sales by ViroPharma~~a royalty on each product commercialized under the agreement consisting of ten percent of the net sales of such product. Unless terminated earlier in accordance with its terms, the ViroPharma Partnership continues in effect until the later of (i) expiration of the last to expire of the valid claims of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers a product developed under the collaboration, and (ii) expiration of the last to expire royalty term for a product developed under the collaboration. The royalty term of a product developed under the ViroPharma Partnership, with respect to each country, consists of the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country.

Effective June 2011, we and Intrexon entered into the Intrexon Partnership. As of March 31, 2012, we have received a nonrefundable upfront license fee payment of $9 million from Intrexon. If Intrexon successfully develops the licensed product candidate and achieves the pre-agreed sales target, we could receive additional milestone payments of up to $54 million, including $44 million for the achievement of development and regulatory milestones and $10 million for the achievement of a sales-based milestone. In addition, so long as the agreement is in effect, we are entitled to receive an annual exclusivity fee of $1 million commencing June 2012 and on each anniversary of the effective date of the agreement thereafter until a certain development event occurs. We are entitled to receive payments for research and development services and supply of rHuPH20 API if requested by Intrexon. In addition, we are entitled to receive additional cash payments potentially totaling $10 million for each product for use outside the Exclusive Field upon achievement of development and regulatory milestones. We are also entitled to receive ~~royalties~~a royalty on each product ~~sales at a royalty rate which increases with net sales of product~~commercialized under the agreement consisting of a percentage of the net sales of such product ranging from mid-single digits up to low double-digit percent. Unless terminated earlier in accordance with its terms, the Intrexon Partnership continues in effect until the later of (i) expiration of the last to expire of the valid claims of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers a product developed under the collaboration, and (ii) expiration of the last to expire royalty term for a product developed under the collaboration. The royalty term of a product developed under the Intrexon Partnership, with respect to each country, consists of the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country.

We identified the deliverables at the inception of the ViroPharma and Intrexon Partnerships which are the license, research and development services and API supply. We have determined that the license, research and development services and API supply individually represent separate units of accounting, because each deliverable has standalone value. The estimated selling prices for these units of accounting were determined based on market conditions, the terms of comparable collaborative arrangements for similar technology in the pharmaceutical and biotech industry and entity-specific factors such as the terms of our previous collaborative agreements, our pricing practices and pricing objectives and the nature of the research and development services to be performed for the partners. The arrangement consideration was allocated to the deliverables based on the relative selling price method.

The amount of allocable arrangement consideration is limited to amounts that are fixed or determinable other than for the potential effects of refund rights, concessions or performance bonuses. As such, we excluded from such allocable consideration the milestone payments, annual exclusivity fees and royalties regardless of the probability of receipt because such payments are not considered fixed or determinable. Such payments will be evaluated separately as the related contingencies are resolved. Based on the results of our analysis, we allocated the $9 million upfront license fee to the license deliverable under the ViroPharma arrangement and the $9 million upfront license fee to the license deliverable under the Intrexon arrangement. We determined that the upfront payment was earned upon the granting of the worldwide, exclusive right to our technology to the collaborator in both the ViroPharma Partnership and Intrexon Partnership~~. However, the amount of allocable arrangement consideration is limited to amounts that are fixed or determinable; therefore, the amount allocated to the license was only to the extent of cash received~~. As a result, we recognized the $9 million upfront license fee received under the ViroPharma Partnership and the $9 million upfront license fee received under the Intrexon Partnership as revenues under collaborative agreements upon receipt of the upfront license fees.

We will recognize the annual exclusivity fees as revenues under collaborative agreements when they are ~~earned~~due and payable on each anniversary of the effective date and such amounts will be included in the allocable arrangement consideration and recognized based on the relative selling price allocation. We will recognize ~~reimbursements for~~ amounts allocated to research and development services as revenues under collaborative agreements as the related services are ~~delivered~~performed. We will recognize ~~payments from~~amounts allocated to the sales of API as revenues under collaborative agreements when such API has met all required specifications by the partners and the related title and risk of loss and damages have passed to the partners. We cannot predict the timing of delivery of research and development services and API as they are at the partners’ requests.

We are eligible to receive additional cash payments upon the achievement by the partners of specified development, regulatory and sales-based milestones. We have determined that each of the development and regulatory milestones is substantive; therefore, we expect to recognize such development and regulatory milestone payments as revenues under collaborative agreements upon achievement in accordance with the Milestone Method. In addition, we have determined that the sales-based milestone payment is similar to a royalty payment and is not considered a milestone payment under the Milestone Method of revenue recognition; therefore, we will recognize the sales-based milestone payment as revenue upon achievement of the milestone because we have no future performance obligations associated with the milestone. There were no milestone payments recognized as revenue under the collaborative agreements under these partnerships for the three months ended March 31, 2012 and 2011.”

Item 15. Exhibits and Financial Statement Schedules, page 55

2.	We note that you derived 22% and 16% of your revenues in 2011 from your agreements with ViroPharma and Intrexon and that each agreement includes substantial potential royalty and milestone payments. In addition, we note that your agreement with Intrexon represents a related party transaction involving your director, Randall J. Kirk, who also serves as chief executive officer, chairman of the board of directors and major shareholder of Intrexon. In light of these factors, your agreements with Intrexon and ViroPharma appear to represent material contracts that should be filed as exhibits. Please file your agreements with ViroPharma and Intrexon as promptly as possible pursuant to Item 601(b)(10) of Regulation S-K. In the alternative, if you do not believe that these agreements are required to be filed as exhibits, please provide a legal analysis in support of your position.

Response:

We respectfully submit that we have determined that our collaboration and license agreements with ViroPharma and Intrexon are not material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, as each agreement was entered into in the ordinary course of business, our business is not substantially dependent on either of the agreements and the agreements are not otherwise material to us.

As described in our Annual Report on Form 10-K for the year ended December 31, 2011, we have collaborative partnerships with several companies, including ViroPharma and Intrexon, under which we receive (or may receive) payments for license fees, milestone payments for specific achievements, royalties and reimbursements of research and development services pursuant to collaboration and license agreements. We enter into these collaboration and license agreements in the ordinary course of our business. We also note that these agreements are of a type that ordinarily accompanies the type of business that we conduct.

These collaboration and license agreements generally require the licensee to pay to us a one-time, nonrefundable, upfront license fee at the time the agreement is executed. We therefore may derive a substantial portion of our revenues from one company in the year in which the parties enter into a collaboration and license agreement, but because this license fee is a one-time payment, we may derive little or no revenue from the licensee in the subsequent years, as other payments due to us under these agreements are contingent upon the occurrence of specific achievements.

While 22% and 16% of our total revenues for the year ended December 31, 2011 were derived from ViroPharma and Intrexon, respectively, these percentages reflect the $9 million one-time license fee we received from ViroPharma and $9 million one-time license fee we received from Intrexon in 2011 upon entry into the respective collaboration and license agreements. While these agreements accounted for a substantial portion of our revenue for a specific fiscal year, our business as a whole is not substantially dependent upon either agreement (as required for filing by Item 601(b)(10)(ii)(B) of Regulation S-K), as we may not generate any material revenues under either of the agreements beyond the one-time, nonrefundable, upfront license fee. We do not anticipate deriving a substantial portion of our revenue for 2012 from either ViroPharma or Intrexon at this time. We recognize that, over time, one or more of these agreements may need to be filed if our business becomes substantially dependent on that relationship.

In addition, with respect to the agreement with Intrexon, we acknowledge that the agreement with Intrexon represents a related party transaction involving our director, Randall J. Kirk, who also serves as chief executive officer, chairman of the board of directors and major shareholder of Intrexon. However, we respectfully submit that, notwithstanding the related party transaction, the agreement with Intrexon does not constitute a material contract required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K. We respectfully note that, unlike Item 404 (which looks to the presence of a direct or indirect material interest) Item 601(b)(10)(ii)(A) provides in relevant part that any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties shall be filed except where immaterial in amount or significance. While Randal J. Kirk serves as chief executive officer, chairman of the board of directors and major shareholder of Intrexon, Mr. Kirk is not a party to the agreement. Further, the collaboration and license agreement with Intrexon was negotiated at arms-length, was reviewed and approved by our Board of Directors in accordance with our related party transaction policy and contains substantially similar terms to our other collaboration and license agreements entered into in the ordinary course of business.

In light of the foregoing, we do not believe that our agreements with ViroPharma and Intrexon are required to be filed as exhibits. We will review the significance of these agreements on an ongoing basis and represent to the Staff that we will continue to assess our dependence upon such agreements and file such agreements if and when we determine that our business is then substantially dependent upon such agreements.

Notes to Consolidated Financial Statements

3. Collaborative Agreements

ViroPharma and Intrexon Partnerships, page F-18

3.	With respect to the agreements executed in 2011 with ViroPharma and Intrexon, you recognized a total of $18 million in revenue attributable to upfront license fee payments based on your determination that the licenses have stand-alone value. You also determined that the research and development services and API supply are deliverables that have standalone value. Please provide us your analysis of the accounting for each arrangement by addressing the following:

•	Please provide us your analysis demonstrating that neither the research and development nor the supply agreements is necessary in order to obtain value from the license;

Response:

To account for the ViroPharma and Intrexon arrangements, we identified the deliverables included within each arrangement and determined if there were separate units of accounting as defined in ASC 605-25. ASC 605-25-25-4 states a vendor should evaluate all the deliverables in an arrangement to determine whether they can be separated into multiple units of accounting. That evaluation should be performed at the inception of the arrangement and as each item in the arrangement is delivered. ASC 605-25-25-5 states in an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if both of the following criteria are met:

1)	The delivered item or items have value to the customer on a standalone basis,
2)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

If both of the separation criteria are met, separation of the deliverables is not optional. The deliverables in an arrangement that meet the separation criteria above must be accounted for as separate units of accounting for revenue recognition purposes. If either of the separation criteria is not met for a delivered item in a multiple-element arrangement, the delivered item is accounted for as a combined unit of accounting with the undelivered item(s).

The ViroPharma and Intrexon arrangements have identical deliverables; therefore, we will address them together. At the inception of the ViroPharma and Intrexon arrangements, we identified three deliverables which are (1) the license to our proprietary enzyme, the recombinant human hyalurondiase (rHuPH20), (2) research and development (R&D) services and (3) supply of rHuPH20 active pharmaceutical ingredient (API). We determined that the license, R&D services and rHuPH20 API supply individually represent separate units of accounting, because each deliverable has standalone value.

The first criterion that must be met to separately account for deliverables in a multiple-element arrangement is that the delivered item or items have value to the customer on a standalone basis. ASC 605-25-25-5(a) states that a delivered item has standalone value to the customer when either:

•	Any vendor can sell that item separately, or
•

The customer could resell that item on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

The second criteria that must be met to separately account for deliverables in a multiple-element arrangement is that in situations in which a general right of return exists for the delivered item, delivery or performance of the undelivered items(s) is considered probable and is substantially within the control of the company. There is no general right of return within the ViroPharma and Intrexon collaboration agreements and therefore this criterion was not considered further.

License Standalone Value

We determined that the delivered license has standalone value because upon the receipt of the license, ViroPharma and Intrexon are able to use the license for its intended purpose without the receipt of the remaining deliverables. We believe that ViroPharma and Intrexon each has internal product development capabilities and/or can utilize expertise and resources from other vendors to develop and move their respective programs forward without our R&D services. We also believe that ViroPharma and Intrexon can acquire rHuPH20 API supply from other vendors to further develop and move their respective programs forward without the supply of rHuPH20 API from us.

In a December 7, 2009 SEC Staff speech by Arie Wildenburg, the Staff illustrated in an example that it would be possible to demonstrate standalone value, despite not selling the item separately or the customer not having the ability to resell the item on a standalone basis. The Staff also concluded that the analysis of standalone value should be based on the individual facts and circumstances of each arrangement. Below is an excerpt from that speech (emphasis added).

“Consider an arrangement that contains the following two deliverables:

1.   Delivered Item: Biotech License of Technology

2.   Undelivered Item: Proprietary Research and Development Services

In this example, assume the Biotech owns certain technology that will be used in the development of a new drug, and since we’re being creative; let’s imagine it’s a drug that can cure hair loss without any side effects. This technology is unique, such that no other vendor sells a similar item. Also, assume the Biotech will never sell this technology on its own; rather it will always be sold with the R&D services, which are essential in order to derive value from the technology. Finally, as a protective measure, the Biotech has included a contractual restriction that prevents the customer from sub-licensing or reselling the technology.

Given this set of facts, the license does not have stand-alone value. First, the technology is not sold separately by anyone. Second, the customer cannot resell the technology. Therefore, the license should be combined with the R&D services as a single unit of accounting.

However, there may be a number of ways in which this fact pattern could be modified such that the license would have stand-alone value. For example, what if the R&D services are not proprietary; rather such services can be, and in some circumstances are, provided by other vendors. Even though the license is useless without the R&D services and the customer is contractually restricted from reselling the technology, the fact that other vendors provide such R&D services is an indication that the license might have stand-alone value. This is because the vendor can license the technology separately while another vendor provides the on-going R&D services.

In summary, the analysis of stand-alone value must be based on the individual facts and circumstances for each arrangement.”

We also considered position papers by Ernst & Young, KPMG and PwC that support the determination of standalone value in the absence of the item being sold separately or the customer not having the ability to sell the item on a standalone basis. For the Staff’s convenience, we have attached the relevant extracts as Attachment A to this response letter: Ernst & Young’s Technical Line of April 2, 2010 – Effects of New Multiple Element Revenue Guidance on Life Sciences R&D Collaborations; KPMG’s Accounting for Revenue Arrangements with Multiple Deliverable of November 2010; and PWC’s Dataline whitepaper of January 2011.

Based on our interpretation of the aforementioned SEC Staff speech and the accounting firms’ publication, we determined that, even though a customer may be precluded from reselling the license, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables may indicate that the item has standalone value. The SEC Staff speech indicates that the customer is able to obtain the value intended from the delivered item and the customer could have purchased the delivered item on a standalone basis. We also considered that the absence of a secondary market does not preclude this license from having standalone value. We believe that upon delivery of the license to the collaborators, ViroPharma and Intrexon were each in a position to be able to use the delivered license for its intended purpose and could move their respective programs forward utilizing expertise and resources from either other vendors or their own internal capabilities, without us delivering the remaining deliverables included in the agreements.

R&D Services Standalone Value

ViroPharma is an international, publicly-traded biopharmaceutical company with 247 employees. ViroPharma has two marketed products, Cinryze® (C1 esterase inhibitor [human]) and Vancocin® and a robust pipeline with one product candidate under approval review, three product candidates in phase 2 clinical trials and one product candidate in preclinical stage of development.

Intrexon, founded in 1998, is a privately held synthetic biology company with over 400 patents and patent applications. Intrexon employs over 200 employees with facilities in Maryland, Virginia, North Carolina and California.

The proprietary technology licensed by us to ViroPharma and Intrexon included in the license agreements relates primarily to our proprietary rHuPH20 enzyme. rHuPH20 enzyme can be applied to existing and developmental products of biopharmaceutical companies that market drugs requiring or benefiting from injection via subcutaneous route of administration. rHuPH20 is used as an active ingredient/excipient for enhancing the dispersion and/or absorption of the collaborators’ product or product candidate. The ViroPharma license agreement provides

ViroPharma the right to use our rHuPH20 technology in the development of a subcutaneous injectable formulation of ViroPharma’s existing product, Cinryze. The Intrexon license agreement provides Intrexon the right to use our rHuPH20 technology in the development of a subcutaneous injectable formulation of Intrexon’s licensed product candidates.

Pursuant to the terms of the ViroPharma and Intrexon agreements, ViroPharma and Intrexon are solely responsible for conducting development, manufacture, regulatory approval and commercialization of their respective licensed product candidates on their own. At the collaborators’ request, we will provide R&D services to the collaborators and are reimbursed at contractually determined rates. Although ViroPharma and Intrexon are solely responsible for conducting the development of their respective licensed product candidates, we believe they will use Halozyme to a certain extent for some of the R&D services. Accordingly, we have considered the delivery of the R&D services as a deliverable within the arrangement. As rHuPH20 is used as an active ingredient with the collaborators’ products and/or product candidates, the R&D services to be delivered by us mainly consist of development and regulatory services with respect to the rHuPH20 component of the product candidates. We determined that R&D services are not proprietary to us based on the facts that:

•

As rHuPH20 enzyme and hyaluron protein have been well characterized in life sciences, other vendors can provide similar R&D services as we have contracted with third parties to perform similar types of services in the past, and

•	Based on our observations during due diligence, we believe that ViroPharma and Intrexon each has the expertise and internal capabilities to perform such R&D services.

Once these entities have the rights to use the rHuPH20 technology, we believe ViroPharma and Intrexon each can utilize resources from either other vendors or their own internal capabilities to move their respective programs forward without us providing R&D services. In addition, both ViroPharma and Intrexon have the right under the terms of the license agreements to transfer know-how to a third party solely for the purpose of developing, manufacturing or commercializing the licensed product candidates. As such, utilizing Halozyme’s R&D services is not necessary in order for ViroPharma and Intrexon to be able to obtain the value intended from the licenses.

rHuPH20 API Supply Standalone Value

Pursuant to the terms of the ViroPharma and Intrexon agreements, we will provide rHuPH20 API to the collaborators at their request and are reimbursed at our cost plus a margin. Although Viropharma and Intrexon are solely responsible for the manufacture of their respective licensed product candidates, as rHuPH20 is used as an active ingredient with their respective licensed products and/or product candidates, we believe they will purchase rHuPH20 API from us. As such, we consider the delivery of rHuPH20 API as a deliverable within the ViroPharma and Intrexon arrangements.

Management believes the rHuPH20 API supply has standalone value because the manufacturing process can be provided by other vendors. In fact, we have outsourced all of our manufacturing activities to third-party contract manufacturing organizations and plan to continue to do so. In addition, the agreements with ViroPharma and Intrexon include provisions that, in the event that we fail to deliver certain amount of rHuPH20 API as required by ViroPharma and Intrexon, allow ViroPharma and Intrexon to contract directly with the contract manufacturing organizations for their rHuPH20 API supplies. As such, we determined that rHuPH20 API supply from Halozyme is not necessary in order for ViroPharma and Intrexon to be able to obtain the value intended from the license.

•

You state “the amount of allocable arrangement consideration is limited to amounts that are fixed or determinable; therefore, the amount allocated to the license was only to the extent of cash received.” Please tell us how your policy complies with ASC 605-25-30-5 which states that the amount allocable to the delivered item or items is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 30-4, or the noncontingent amount.

Response:

Pursuant to the terms of the ViroPharma license agreement, at the inception of the arrangement we received a nonrefundable upfront license fee payment of $9 million and are entitled to receive payments upon achievement of certain development and regulatory milestones; annual exclusivity fees as long as the agreement is in effect; royalties on product sales and payments for R&D services and supply of rHuPH20 API if requested by ViroPharma.

Pursuant to the terms of the Intrexon license agreement, at the inception of the arrangement we received a nonrefundable upfront license fee payment of $9 million and are entitled to receive payments upon achievement of certain development and regulatory milestones and a sales-based milestone; annual exclusivity fees as long as the agreement is in effect; royalties on product sales and payments for R&D services and supply of rHuPH20 API if requested by Intrexon.

We determined that, in accordance with ASC 605-25, the license, R&D services and rHuPH20 API supply individually represent separate units of accounting. The guidance in ASC 605-25-30 requires that the arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. ASC 605-25-30-5 states that the amount allocable to the delivered item or items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. That is, the amount allocable to the delivered item or items is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 30-4, or the noncontingent amount. As such, we excluded from the allocable arrangement consideration contingent payments regardless of the probability of receipt. We determined that the milestone, annual exclusivity fees and royalty payments are contingent and thus not considered fixed or determinable at the inception of the arrangements; therefore, such payments are excluded from the allocable arrangement consideration. Such payments will be evaluated separately as the related contingencies are resolved.

The license and all related know-how were delivered to ViroPharma and Intrexon following the execution of each agreement. We determined that the relative selling price of the license under the ViroPharma and Intrexon arrangements were far in excess of the upfront license fee of $9 million; however, we had received only the nonrefundable and noncontingent upfront license fee of $9 million each under the ViroPharma and Intrexon agreements at the inception of the arrangements. Therefore, we concluded that at the inception of the arrangements, the amount of arrangement consideration allocable to the delivered item, the license, is limited to the $9 million in nonrefundable upfront license fee payment we received each under the ViroPharma and Intrexon arrangements for the quarter ended June 30, 2011. Because the best estimated selling price of the license was significantly higher than the $9 million upfront license fee and the R&D services and API supply will be paid at amounts which approximate our best estimate of their selling prices, any relative selling price allocation would result in the $9 million upfront license fee being allocated to the license in the ViroPharma and Intrexon arrangements. As future payments become fixed or determinable, we will reassess the total arrangement consideration and the amount allocable to each deliverable accordingly.

•	Please provide us proposed disclosures to be included in future periodic reports of the total arrangement consideration and indicate the amount allocated to each deliverable, and;

Response:

In our future filings, beginning with our Form 10-Q for the quarter ending September 30, 2012, we will revise our disclosure in Note 3, Collaborative Agreements – ViroPharma and Intrexon Partnerships as shown below (new text underlined and deleted text struck). The proposed disclosures are prepared as of March 31, 2012, the end of our first fiscal quarter, but will be revised in the Form 10-Q for the quarter ending September 30, 2012 to reflect financial information as of September 30, 2012.

“Notes to Condensed Consolidated Financial Statements

3. Collaborative Agreements

ViroPharma and Intrexon Partnerships

Effective May 10, 2011, we and ViroPharma entered into a collaboration and license agreement, under which ViroPharma obtained a worldwide exclusive license for the use of rHuPH20 enzyme in the development of a subcutaneous injectable formulation of ViroPharma’s commercialized product, Cinryze® (C1 esterase inhibitor [human]) (the “ViroPharma Partnership”). In addition, the license provides ViroPharma with exclusivity to C1 esterase inhibitor and to the hereditary angioedema indication, along with three additional orphan indications. As of March 31, 2012, we have received $12 million from ViroPharma, including the $9 million nonrefundable upfront license fee payment and a $3 million clinical development milestone payment. If ViroPharma successfully develops the licensed product candidate, we could receive additional milestone payments of up to $41 million for the achievement of development and regulatory milestones. In addition, so long as the agreement is in effect, we are entitled to receive a nonrefundable annual exclusivity fee of $1 million commencing on May 10, 2012 and on each anniversary of the effective date of the agreement thereafter until a certain development event occurs. ViroPharma is solely responsible for the development, manufacturing and marketing of any products resulting from this partnership. We are entitled to receive payments for research and development services and supply of rHuPH20 API if requested by ViroPharma. In addition, we are entitled to receive additional cash payments potentially totaling $10 million upon achievement of certain development and regulatory milestones for each product targeting the treatment of any of the three additional orphan indications. We are also entitled to receive ~~royalties on future product sales by ViroPharma~~a royalty on each product commercialized under the agreement consisting of ten percent of the net sales of such product. Unless terminated earlier in accordance with its terms, the ViroPharma Partnership continues in effect until the later of (i) expiration of the last to expire of the valid claims of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers a product developed under the collaboration, and (ii) expiration of the last to expire royalty term for a product developed under the collaboration. The royalty term of a product developed under the ViroPharma Partnership, with respect to each country, consists of the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country. ViroPharma may terminate the agreement prior to expiration for any reason on a product-by-product basis upon 90 days prior written notice to us. Upon any such termination, the license granted to ViroPharma (in total or with respect to the terminated product, as applicable) will terminate.

Effective June 6, 2011, we and Intrexon entered into a collaboration and license agreement, under which Intrexon obtained a worldwide exclusive license for the use of rHuPH20 enzyme in the development of a subcutaneous injectable formulation of Intrexon’s recombinant human alpha 1-antitrypsin (rHuA1AT) (the “Intrexon Partnership”). In addition, the license provides Intrexon with exclusivity for a defined indication (“Exclusive Field”). As of March 31, 2012, we have received a nonrefundable upfront license fee payment of $9 million from Intrexon. If Intrexon successfully develops the licensed product candidate and achieves the pre-agreed sales target, we could receive additional milestone payments of up to $54 million, including $44 million for the achievement of development and regulatory milestones and $10 million for the achievement of a sales-based milestone. In addition, so long as the agreement is in effect, we are entitled to receive a nonrefundable annual exclusivity fee of $1 million commencing on June 6, 2012 and on each anniversary of the effective date of the agreement thereafter until a certain development event occurs. Intrexon is solely responsible for the development, manufacturing and marketing of any products resulting from this partnership. We are entitled to receive payments for research and development services and supply of rHuPH20 API if requested by Intrexon. In addition, we are entitled to receive additional cash payments potentially totaling $10 million for each product for use outside the Exclusive Field upon achievement of development and regulatory milestones. We are also entitled to receive ~~royalties~~a royalty on each product ~~sales at a~~

~~royalty rate which increases with net sales of product~~commercialized under the agreement consisting of a percentage of the net sales of such product ranging from mid-single digits up to low double-digit percent. Unless terminated earlier in accordance with its terms, the Intrexon Partnership continues in effect until the later of (i) expiration of the last to expire of the valid claims of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers a product developed under the collaboration, and (ii) expiration of the last to expire royalty term for a product developed under the collaboration. The royalty term of a product developed under the Intrexon Partnership, with respect to each country, consists of the period equal to the longer of: (a) the duration of any valid claim of our patents covering rHuPH20 or other specified patents developed under the collaboration which valid claim covers the product in such country or (b) ten years following the date of the first commercial sale of such product in such country. Intrexon may terminate the agreement prior to expiration for any reason on a product-by-product basis upon 90 days prior written notice to us. Upon any such termination, the license granted to Intrexon (in total or with respect to the terminated product, as applicable) will terminate. Intrexon’s chief executive officer, chairman of its board of directors and major shareholder is also a member of our board of directors.

We identified the deliverables at the inception of the ViroPharma and Intrexon agreements which are the license, research and development services and API supply. We have determined that the license, research and development services and API supply individually represent separate units of accounting, because each deliverable has standalone value. The estimated selling prices for these units of accounting was determined based on market conditions, the terms of comparable collaborative arrangements for similar technology in the pharmaceutical and biotech industry and entity-specific factors such as the terms of our previous collaborative agreements, our pricing practices and pricing objectives and the nature of the research and development services to be performed for the partners. The arrangement consideration was allocated to the deliverables based on the relative selling price method.

The amount of allocable arrangement consideration is limited to amounts that are fixed or determinable other than for the potential effects of refund rights, concessions or performance bonuses. As such, we excluded from such allocable consideration the milestone payments, annual exclusivity fees and royalties regardless of the probability of receipt because such payments are not considered fixed or determinable. Such payments will be evaluated separately as the related contingencies are resolved. Based on the results of our analysis, we allocated the $9 million upfront license fee to the license deliverable under the ViroPharma arrangement and the $9 million upfront license fee to the license deliverable under the Intrexon arrangement. We determined that the upfront payment was earned upon the granting of the worldwide, exclusive right to our technology to the collaborator in both the ViroPharma Partnership and Intrexon Partnership. ~~However, the amount of allocable arrangement consideration is limited to amounts that are fixed or determinable; therefore, the amount allocated to the license was only to the extent of cash received.~~ As a result, we recognized the $9 million upfront license fee received under the ViroPharma Partnership and the $9 million upfront license fee received under the Intrexon Partnership as revenues under collaborative agreements upon receipt of the upfront license fees.

We will recognize the annual exclusivity fees as revenues under collaborative agreements when they are ~~earned~~due and payable on each anniversary of the effective date and such amounts will be included in the allocable arrangement consideration and recognized based on the relative selling price allocation. We will recognize ~~reimbursements for~~amounts allocated to research and development services as revenues under collaborative agreements as the related services are performed. We will recognize ~~revenue from~~amounts allocated to the sales of API as revenues under collaborative agreements when such API has met all required specifications by the partners and the related title and risk of loss and damages have passed to the partners. We cannot predict the timing of delivery of research and development services and API as they are at the partners’ requests.

We are eligible to receive additional cash payments upon the achievement by the partners of specified development, regulatory and sales-based milestones. We have determined that each of the development and regulatory milestones is substantive; therefore, we expect to recognize such development and regulatory milestone payments as revenues under collaborative agreements upon achievement in accordance with the Milestone Method. In addition, we have determined that the sales-based milestone payment is similar to a royalty payment and is not considered a milestone payment under the Milestone Method of revenue recognition; therefore, we will recognize the sales-based milestone payment as revenue upon achievement of the milestone because we have no future performance obligations associated with the milestone. There were no milestone payments recognized as revenue under the collaborative agreements under these partnerships for the three months ended March 31, 2012 and 2011.”

•	Provide us an analysis of how you determined the total arrangement consideration and the amount allocated to each deliverable.

Response:

Pursuant to the guidance in ASC 605-25-30, we allocated the arrangement consideration at the inception of the arrangement to all deliverables on the basis of their relative selling price. ASU 2009-13 provides the hierarchy for estimating selling price as follows:

1.	Vendor-specific objective evidence (“VSOE”) or the price at which the vendor regularly sells the item on a standalone basis,
2.	If VSOE does not exist, the third-party evidence (“TPE”) of selling price must be used, or
3.	If neither VSOE nor TPE exist, the vendor uses its best estimate of the selling price, which is the price at which the vendor would transact if the deliverable were sold regularly on a standalone basis.

The VSOE and TPE do not exist due to the uniqueness of our license. Nor are there other vendors that sell similar technology. Therefore, we used our best estimate of the selling price in the allocation of the ViroPharma and Intrexon arrangement consideration. The best estimated selling price for the units of accounting within the ViroPharma and Intrexon arrangements were determined based on market conditions, the terms of comparable collaborative arrangements for similar technology in the pharmaceutical and biotech industry and entity-specific factors such as the terms of our previous collaborative agreements, our pricing practices and pricing objectives and the nature of R&D services to be performed by the collaborators. We estimated the selling price of the license under the ViroPharma and Intrexon agreements utilizing a discounted net present value model. The model was developed as part of our due diligence to help determine the estimated value of the arrangement. We determined that the estimated selling prices of the respective licenses in the ViroPharma and Intrexon arrangements were individually far in excess of the upfront license fees that we received under each arrangement.

R&D services to be provided by us to the collaborators will be reimbursed by ViroPharma and Intrexon based on the labor rate that was agreed upon which was based on typical rates charged for similar services in the biotech industry. We used our best estimate of selling price after considering TPE of selling price, and concluded that the agreed-upon labor rate represents the best estimated selling price of R&D services. Because the best estimated selling price of the license was significantly higher than the $9 million upfront license fee and the R&D services will be paid at amounts which approximate our best estimate of their selling prices, any relative selling price allocation would result in the $9 million upfront license fee being allocated to the license.

Supply of rHuPH20 API to be provided by us to the collaborators are at the request of the collaborators and are being paid by ViroPharma and Intrexon at our cost plus a certain margin that was agreed upon which was not inconsistent with biotech contract manufacturing arrangements. We also took into consideration what we had charged other collaborators in the past for similar supply services to further support the estimated selling price. We concluded that the rate of our cost plus the agreed-upon margin represents the best estimated selling price of the API supply. Because the best estimated selling price of the license was significantly higher than the $9 million upfront license fee and the API supply will be paid at amounts which approximate our best estimate of their selling prices, any relative selling price allocation would result in the $9 million upfront license fee being allocated to the license.

ASC 605-25-30-5 states that the amount allocable to the delivered item or items is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. That is, the amount allocable to the delivered item or items is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 30-4, or the noncontingent amount. At the inception of the arrangements, we have received only the nonrefundable, noncontingent upfront license fees; therefore, we concluded that at the inception of the arrangements, the amount of arrangement consideration allocable to the delivered item, the license, is limited to the $9 million upfront license fee payment we received each under the ViroPharma and Intrexon arrangements for the quarter ended June 30, 2011. Because the best estimated selling price of the license was significantly higher than the $9 million upfront license fee and the R&D services and API supply will be paid at amounts which approximate our best estimate of their selling prices, any relative selling price allocation would result in the $9 million upfront license fee being allocated to the license in the ViroPharma and Intrexon arrangements.

The milestone, annual exclusivity fee and royalty payments are contingent payments and not considered fixed or determinable at the inception of the arrangements; therefore, such payments are excluded from the allocable arrangement consideration. Contingent amounts will be evaluated separately as the related contingencies are resolved. We will also continue to evaluate the consideration for R&D services and supply of rHuPH20 API as these services are requested to be provided by us to ViroPharma and Intrexon. To the extent of materiality, we will reassess the allocable arrangement consideration and reallocate to the units of accounting in the arrangements accordingly.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 18

4.	We note your disclosure on page 23 that the U.S. Food and Drug Administration has requested additional data to complete its review of Baxter’s HyQ BLA. Please advise us, with a view towards disclosure in your filings, as to the specific additional data requested by the FDA.

Response:

We have already provided additional disclosure regarding the specific additional data requested by FDA in our Form 10-Q for the Quarterly Period Ended June 30, 2012, filed on August 9, 2012, under Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations – Product and Product Candidates, Baxter Gammagard Partnership, as follows:

“On August 1, 2012, we announced that the Center for Biologics Evaluation and Research (CBER) of the U.S. Food and Drug Administration (FDA) has issued a complete response letter (CRL) for Baxter’s HyQ BLA. The CRL requested additional preclinical data to support the BLA. The primary issues raised in the CRL focused on non-neutralizing antibodies generated against rHuPh20 and the possible effects of these antibodies on reproduction, development and fertility. Elevated anti-rHuPH20 antibody titers were detected in the registration trial, but have not been associated with any adverse events. Pending Baxter and us providing additional preclinical data sufficient to address the regulatory questions, CBER has requested that patients should no longer be dosed with rHuPH20 in the Baxter HyQ program. Baxter has announced that individuals enrolling in ongoing HyQ clinical studies in the U.S. will now be treated with Baxter’s immune globulin therapy without rHuPH20. We and Baxter expect these requests will require additional time to complete and will delay the companies’ anticipated regulatory review and approval timelines.”

***

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, comments or requests for information, please feel free to contact me at (858) 704-8272.

Sincerely,

Halozyme Therapeutics, Inc.

By: /s/ Kurt A. Gustafson

Kurt A. Gustafson

Vice President and Chief Financial Officer

cc:	Jean Liu, Halozyme Therapeutics, Inc.

Douglas Rein, Partner, DLA Piper LLP (US)

Chad Whitehead (Ernst & Young, LLP)

Attachment A

Accounting Firm Position Papers re. Standalone Value in the Absence of VSOE and TPE

Ernst & Young’s Technical Line of April 2, 2010:

“In considering the second criterion above, we believe the customer must be able to resell the delivered item at an amount that would substantially recover the original purchase price in order to meet the stand-alone value criterion. An observable secondary market for the resale of the delivered item is not required to conclude that the item has stand-alone value to the customer. However, if a secondary market does not exist, careful consideration should be given to whether the absence of such a market indicates that the delivered item does not have value to the customer on a stand-alone basis.

The first delivered item in an R&D collaboration arrangement generally is the intellectual property (i.e., a license), and the customer often is contractually precluded from reselling it. If a customer is contractually precluded from reselling a deliverable, this may indicate that the deliverable does not have stand-alone value to the customer. However, a customer’s ability to use the delivered item for its intended purpose without the receipt of the remaining deliverables may indicate that the item has stand-alone value (even if the customer is precluded from resale), as this indicates (1) the customer was able to obtain the value intended from the delivered item, and (2) the customer could have purchased the delivered item on a stand-alone basis. Determining when such a contractual provision precludes a company from concluding that a delivered item has stand-alone value will be dependent upon the applicable facts and circumstances and will require the use of professional judgment.”

KPMG’s Accounting for Revenue Arrangements with Multiple Deliverables of November 2010:

“…some believe that the analysis of whether an item could be resold on a stand-alone basis in ASC subparagraph 605-25-25-5(a) should focus on the inherent nature of the deliverable rather than any particular restrictions contained in the contract. For example, if the restrictions are present to protect dissemination of the seller’s valuable intellectual property, but in the absence of the particular restrictions in the contract the customer could realize the value from the delivered item by developing the intellectual property itself or utilizing a third party vendor for development, some believe that the intellectual property would have stand-alone value irrespective of restrictions on dissemination. The SEC staff addressed this question at the 2009 AICPA National Conference on Current SEC and PCAOB Developments. The comments focused on whether a delivered item can have stand-alone value even if a delivered item is not sold separately by any vendor and if the customer is limited in its ability to resell the delivered item. The SEC staff believes that stand-alone value could be established in certain circumstances if the license has utility apart from the vendor’s ongoing services. However, the evaluation of stand-alone value would be based on the individual facts and circumstances for each arrangement.”

PWC’s Dataline whitepaper of January 2011 (emphasis added):

“Another factor that may impact whether a delivered item has stand-alone value is whether there is a contractual right which prohibits a company from transferring the delivered item. Legal restrictions are common in many industries such as the pharmaceutical and biotechnology industries, and in the technology industry. A legal restriction that prevents a customer from reselling or sublicensing the delivered item may result in the conclusion that the delivered item does not have stand-alone value if the customer is not able to derive utility from the underlying asset. Companies need to carefully consider all relevant facts and circumstances when there is a legal restriction before concluding a delivered item does not have stand-alone value. If a customer could exploit the delivered item through its own use or development, it may be appropriate to conclude the item has stand-alone value, irrespective of whether a transfer restriction exists. In instances where additional services can only be obtained from the vendor in order for the customer to exploit the delivered item, then this is an indicator that stand-alone value may not exist.”